Exhibit 99.1

IR-413

AIFU Files Annual Report on Form 20-F on April 25, 2025

GUANGZHOU, China, April 25, 2025 (GLOBE NEWSWIRE) -- AIFU Inc. (Nasdaq: AIFU) (the “Company” or “AIFU”), a leading AI-driven independent financial services platform in China, today announced that it has filed its 2024 annual report on Form 20-F (the “2024 20-F”), which contains its audited financial statements for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025. The 2024 20-F can be accessed on the SEC’s website at http://www.sec.gov as well as on the Investor Relations page of the Company’s website at http://ir.aifugroup.com/financial-information/sec-filings. Hard copies of the annual report are available, free of charge, to its shareholders upon request.

About AIFU Inc.

Founded in 1998, AIFU Inc. (“AIFU”, or the “Company”, formerly known as AIX Inc.) is a leading AI-driven independent financial services platform in China. Through strategic partnerships and deep integration across the value chain, AIFU has created a comprehensive ecosystem that connects various financial institutions, service providers, agents, and independent insurance intermediaries.

Building on this ecosystem, the company delivers comprehensive support and tailored solutions for individual agents and insurance intermediary organizations. By harnessing the power of AI, the Company enables precise matching of customer needs, enhances business development efficiency, and offers personalized, full-lifecycle insurance protection and value-added services.

Furthermore, through its proprietary AI, big data analytics, and robotic automation platforms, the Company offers a full spectrum of services including automated underwriting, claims processing, risk management, intelligent customer engagement, smart marketing and client education, as well as compliance and security solutions. These advanced capabilities substantially improve intermediaries’ operational efficiency, empower partners to expand market presence, and enable more seamless personalized experiences for end customers.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIFU Inc. and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIFU Inc. undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIFU Inc. believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIFU Inc. is included in AIFU Inc.’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

AIFU Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@aifugroup.com